3555 Timmons Lane Suite 1550 Houston, TX 77027 Phone: (713) 528-1881 Fax: (713) 337-1510

April 1, 2014

VIA EDGAR SUBMISSION

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:     Lucas Energy, Inc.
    Form 10-K for Fiscal Year ended March 31, 2013
            Filed June 28, 2013
    File No. 001-32508

Dear Mr. Schwall:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 18, 2013, regarding our 2013 Annual Report on Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we propose to include revised disclosures in our future filings under the Securities Exchange Act of 1934 as indicated below.

Form 10-K for the Fiscal Year ended March 31, 2013
Properties, page 17
Areas of activities, page 17

1.
Please expand the tabular presentation of your total acreage to present the total gross and net developed and undeveloped acreage amounts per the disclosure requirements in Item 1208 of Regulation S-K.

2.	Please expand the disclosure of your undeveloped acreage to also present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Response
We acknowledge the Staff’s observation related to expanding the presentation of our total acreage to present the total gross and net developed and undeveloped acreage amounts and to also present the expiration dates relating to material amounts of our undeveloped acreage.  See updated table and footnote below, which will be included in any future filings.

ACREAGE	Total		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net
Austin Chalk**	14,518	12,049	14,090	11,621	428	428
Eaglebine/Buda & Glen Rose	6,944	3,441	165	153	6,779	3,288*
Total	21,462	15,490	14,255	11,774	7,207	3,716

*Eaglebine/Buda & Glen Rose undeveloped acreage that expires in the next three years is 45% in 2014, 32% in 2015 and 23% in 2016.
** Includes 4,510 Eagleford total net acreage (4,082 net developed and 428 net undeveloped).

Production of Crude Oil and Natural Gas, page 18

3.
Please disclose the net exploration wells and net development wells you drilled in each of the three prior years as Item 1205 of Regulation S-K requires.  We refer you to comment 3 from our letter to you dated January 9, 2009, and your response to that comment.

4.
Please expand your disclosure here or elsewhere on page 29 to provide your production and average sales price by final product sold and the average production cost per unit of production for each of the last three years per the disclosure requirements in Item 1204 of Regulation S-K.

5.
We note your operations in the Austin Chalk contributed to most of your production in the fiscal year ended March 31, 2013, including over 90% of your producing wells.  Please note that Item 1204(a) of Regulation S-K also requires disclosure of the production for each field that contains 15% or more of a registrant’s total proved reserves.  Please determine if additional disclosure is required, and if so, incorporate the additional information in your revised presentation.

Response
We acknowledge the Staff’s observation related to (see tables below):
i.	disclosing the net exploration wells and net development wells that we drilled in each of the three prior years;
ii.	expanding our disclosure to provide our production and average sales price by final product sold and the average cost per unit of production for each of the last three years; and
iii.	disclosing the production of the Eagleville and Austin Chalk fields that contain 15% or more of our total proved reserves.

DRILLING ACTIVITY
	Net Wells Drilled - Texas
	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Development
Productive	3	1.1	6	3.8	2	0.3
Day	-	-	-	-	-	-
Exploratory
Productive	-	-	-	-	-	-
Day	-	-	-	-	-	-

PRODUCTION, SALES PRICE AND PRODUCTION COSTS
	2013	2012	2011
Production sales:
Crude oil (Barrels or Bbls)	84,227	54,466	37,687
Natural gas (Thousand cubic feet or Mcf)	9,236	14,560	8,737
Total (barrels oil equivalent or BOE) (1)	85,766	56,892	39,143

(1)	Oil equivalents are determined under the relative energy content method by using a ratio of 6.0 Mmbtu to 1.0 Bbl of oil.

	2013	2012	2011
Eagleville
Crude Oil (Bbls)	14,916	9,389	1,994
Natural Gas (Mcf)	8,453	3,706	219

Austin Chalk
Crude Oil (Bbls)	69,312	45,076	35,693
Natural Gas (Mcf)	783	10,854	8,519

Average Sale Price:
Crude Oil ($/Bbl)	$97.59	$95.14	$79.19
Natural Gas ($/Mcf)	$2.93	$5.25	$4.30

Production Cost ($/Boe)	$86.32	$41.72	$48.62

Net Operating Revenues:
Crude Oil	$8,219,984	$5,182,087	$2,984,504
Natural Gas	27,100	76,374	37,581
Total Revenues	$8,247,084	$5,258,461	$3,022,085

* Oil equivalents are determined under the relative energy content method by using a ratio of 6.0 Mmbtu to 1.0 Bbl of oil.

Oil and Natural Gas Reserves, page 18

6.
Please expand the disclosure of your internal controls to include the qualifications of the technical person at Lucas Energy, Inc. who is primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on Form 10-K.  Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

7.
We note your reference to the qualifications set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE) in regards to the technical person primarily responsible for the reserve estimates of Forrest A. Garb & Associates, Inc.  Please expand the disclosure here or in Exhibit 99.1 to set forth those standards, indicating those which apply to that technical person.

Response

We acknowledge the Staff’s comment and in future filings we will clarify our disclosure to describe the qualifications specific to the technical person primarily responsible for overseeing our and our third-party reserve estimation process. For 2013, such disclosure under the heading “Internal Control” on page 19 of our 2013 Form 10-K would have read substantially as follows (provided that it included that information):

Internal Controls. The preparation of our reserve estimates is in accordance with our prescribed procedures that include verification of input data into a reserve forecasting and economic software, as well as management review. Our reserve analysis is supervised by a degreed petroleum engineer with in excess of 10 years oil and gas experience, including in excess of five years as a reserves estimator and includes but is not limited to the following:

• Research of operators near our lease acreage. Review operating and technological techniques, as well as reserve projections of such wells.
• The review of internal reserve estimates by well and by area by a qualified petroleum engineer. A variance by well to the previous year-end reserve report is used as a tool in this process.
• The discussion of any material reserve variances among management to ensure the best estimate of remaining reserves.

The Company retained several consultants which provided reserve estimates internally. These consultants have extensive experience in their fields, including petroleum & reservoir engineering and geology. They provided a comprehensive analysis of the reserves in our leases and have given management and our third party engineers the necessary data to provide the support needed for our reserve estimates.

The Company retained Forrest A. Garb & Associates, Inc., licensed independent consulting engineers, to prepare estimates of our oil and gas reserves. The technical person primarily responsible for audit of our reserve estimates at Forrest A. Garb & Associates, Inc. meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. See Attachment G-2 of Garb Report, the Firm Profile including bio of William Harris, Signatory of Report. Forrest A. Garb & Associates, Inc. does not own an interest in our properties and is not employed on a contingent fee basis. Reserve estimates are imprecise and subjective, and may change at any time as additional information becomes available. Furthermore, estimates of oil and gas reserves are projections based on engineering data. There are uncertainties inherent in the interpretation of this data as well as the projection of future rates of production. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment.

Notes to Consolidated Financial Statements
Supplemental Oil and Gas Disclosures (Unaudited), page 58
Reserves, page 60

8.	Please revise your disclosure to clearly explain the significant changes in net reserves to the corresponding entry presented in your filing. Refer to FASB ASC paragraph 932-235-50-5.

9.
You disclose that you do “not have a material amount of reserves that have remained undeveloped for five years or more.”  You also disclose your plans to “convert our PUD balance as of March 31, 2013 to proved developed reserves within five years or prior to the end of fiscal year 2018”.

•
For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date.  Please tell us the extent to which any of the proved undeveloped reserves disclosed as of March 31, 2013 will not be developed within five years since your initial disclosure of these reserves in a filing made with the U.S. Securities and Exchange Commission.

•
If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years.

Response

We acknowledge the Staff’s comment and in future filings we will clarify our disclosure to:

i.	clearly explain the significant changes in net reserves;

ii.	include the extent to which any of the proved undeveloped reserves disclosed as of March 31, 2013 (or in future periods, as applicable) will not be developed within five years; and

iii.
include justification as to the material or immaterial amounts, as in this case, of proved undeveloped reserves that will take more than five years to develop or move such dated reserves to probable reserves.

For 2013, such disclosures under the heading “Supplemental Oil and Gas Disclosures (Unaudited)” on page 58 and under the heading “Reserves” on page 60 of our 2013 Form 10-K would have read substantially as follows (provided that it included that information):

Supplemental Oil and Gas Disclosures (Unaudited)

The following disclosures for the Company are made in accordance with authoritative guidance regarding disclosures about oil and natural gas producing activities. Users of this information should be aware that the process of estimating quantities of "proved," "proved developed," and "proved undeveloped" crude oil, natural gas liquids and natural gas reserves is complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time. Although reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved reserves represent estimated quantities of crude oil, natural gas liquids and natural gas that geoscience and engineering data can estimate, with reasonable certainty, to be economically producible from a given day forward from known reservoirs under economic conditions, operating methods and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

Proved developed reserves are proved reserves expected to be recovered under operating methods being utilized at the time the estimates were made, through wells and equipment in place or if the cost of any required equipment is relatively minor compared to the cost of a new well.

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

On March 29, 2013, the Company entered into a settlement with Nordic on its previous purchase and sale agreement, dated October 13, 2011, of certain oil, natural gas, and mineral leases located in Gonzales, Karnes, and Wilson counties in Texas. The transaction settled and terminated the outstanding $22 million senior secured promissory note due to Nordic for certain assets of the Company, and resulted in the return to Nordic of ownership of the previously acquired assets. Some of these assets were included in the 2012 reserve report, therefore both the Proved Developed and the Proved Undeveloped reserves were negatively affected (a reduction of 1.6 million BOE) for the current year ending March 31, 2013 as a result of the settlement, the Company’s liabilities also decreased by $22 million in connection with the cancellation of the note.

RESERVES

During the year ended March 31, 2013, Lucas adjusted its reserves approximately 3.2 million BOE of proved reserves primarily due to: the settlement and termination of the Nordic transaction that occurred in October 2011, adjustments on our undeveloped acreage in the Eagle Ford and Austin Chalk formations, and adjustments to our oil to gas ratios.

During the year ended March 31, 2012, Lucas added 1.6 million BOE of proved reserves primarily in the Eagle Ford and Austin Chalk formations. Approximately 93% of the reserve additions were crude oil. Sales in place of 0.3 million BOE were primarily related to farmouts of the Eagle Ford formation. See Note 4.

The following table sets forth Lucas’ proved developed and proved undeveloped reserves at March 31, 2013, 2012, and 2011:

	At March 31,
	2013	2012	2011
Proved Developed Reserves
Crude Oil (Bbls)	251,243	402,360	106,960
Natural Gas (Mcf)	-	-	73,820
Oil Equivalents (Boe)	251,243	402,360	119,263

Proved Undeveloped Reserves
Crude Oil (Bbls)	4,879,900	6,621,156	2,661,240
Natural Gas (Mcf)	2,642,894	10,722,480	769,430
Oil Equivalents (Boe)	5,320,382	8,408,236	2,789,478

Proved Reserves
Crude Oil (Bbls)	5,131,143	7,023,516	2,768,200
Natural Gas (Mcf)	2,642,894	10,722,480	843,250
Oil Equivalents (Boe)	5,571,625	8,810,596	2,908,742

Probable Undeveloped Reserves
Crude Oil (Bbls)	1,438,059	-	1,334,800
Natural Gas (Mcf)	1,378,143	-	809,630
Oil Equivalents (Boe)	1,667,750	-	1,469,738

*The Company engaged Forrest Garb & Associates, an independent reserve engineering firm, to provide a reserve report on the Company’s properties. The reserve report has been included as an exhibit to this filing.

For the year ended March 31, 2013, total proved undeveloped reserves (PUDs) decreased by 3.1 million BOE to 5.3 million BOE. The proved undeveloped reserve reductions were primarily due to our settlement and termination of the Nordic transaction, accounting for 50% of the total reduction, (see “Item 3. Legal Proceedings”), and significantly reduced gas recoveries in the Buda-Glen Rose, accounting for more than 50% of the total reduction, offset by modest increase in Eagle Ford oil recoveries (up 10%), both of which were due to changes in performance from offset well activity during the previous year.  We had no proved developed non-producing BOE and we did not transfer any proved undeveloped reserves to proved developed reserves during the fiscal year ended March 31, 2013.

Lucas does not have a material amount of reserves that have remained undeveloped for five years or more.  Of a total gross 111 PUD locations, eight PUD’s accounting for less than 0.5 MBOE net reserves were first booked more than five years ago, and remained, due to lack of development activity.  In addition, our plan is to convert our PUD balance as of March 31, 2013 to proved developed reserves within five years or prior to the end of fiscal year 2018.

Our reserves concentrate mainly in the Eagle Ford, Austin Chalk, Buda and Glen Rose formations. At March 31, 2013, Lucas’ proved reserves for the Eagle Ford and Austin Chalk formations were 5.2 million BOE, or 95%, and 0.3 million BOE, or 5%, of the total proved developed and undeveloped reserves of 5.6 million BOE.

Exhibit 99.1

10.	Please tell us if the capital expenditures included in the report also include the costs to abandon the properties.

Response
Abandonment costs were not included in the capital expenditures.  But also, as noted in paragraph two of the economics discussion on page two of Exhibit 99.1 to the Annual Report on Form 10-K for the year ended December 31, 2013, credit for surface and well equipment salvage value, which would serve to offset abandonment costs, was likewise not included. However, we will ensure that our third-party report provider provides a statement addressing abandonment costs in any future report letters.

11.
The reserve report refers to additional supplemental information contained in Attachments A through G which are not included in Exhibit 99.1.  Please obtain a revised report to provide the referenced supplemental information.  Alternatively, such references should be removed if this supplemental information is not intended to be disclosed in Exhibit 99.1.  For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule.

Response
We have provided the relevant attachments with the submission of this letter and will ensure our third-party report provider does not include references to any attachments that do not need to be disclosed in Exhibit 99.1 moving forward.  See below a listing of exhibits for inclusion or non-inclusion herewith:

Attachment G is provided in conjunction with Comment 7.
Attachment F is provided in conjunction with Comment 12.
Attachment A is provided herewith.
Attachments B through E are deemed too voluminous (reference paragraph 3(e) page 72 of Adopting Release), and as such, we believe they are not necessary for this or any future filing.

12.
We also note disclosure which states “any distribution of this report, or any part thereof, must include this letter and the General Comments in their entirety.”  We note the “General Comments” appear to be contained in Attachment F.  However, this attachment is not provided in Exhibit 99.1.  As the report is a required disclosure under Item 1202(a)(8) of Regulation S-K, please advise or obtain a revised report to provide the “General Comments”.

Response
The Attachment F “General Comments” is provided herewith and will be included in any future filings, if deemed necessary.

13.
The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K.  Please obtain a revised report to address the following information in order to satisfy your filing obligations.

•	The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities Exchange Commission (SEC) (Item 1202(a)(8)(i).

Response
Although not explicitly stated, the title page and letter reference “SEC Case” was meant to indicate that the report was prepared for an SEC filing.  Additionally, the addressee of the letter “Mr. Anthony C. Schnur” was to indicate for whom the report was prepared.  Notwithstanding the above, we will ensure that our third-party report provider provides a clear statement addressing the purpose for which the report is prepared and other requirements of Item 1202(a)(8)(i) in future report letters.

•	The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)

Response
The title page indicates effective date as of “April 1, 2013”.
The date of letter, June 7, 2013 indicates completion date.
Notwithstanding the above, we will ensure that our third-party report provider provides a clear statement as to the completion date in future report letters.

•	A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

Response
The statement is covered by Item (7) of the General Comments, Attachment F, which is contained herewith and will be included in any future filings, if deemed necessary.

•
The initial benchmark prices prior to adjustments for differentials in addition to the average realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

Response
Benchmark prices, $97.24 per barrel of oil and $4.03 per MMBtu of gas, were provided in the economics discussion on page three, paragraph one of the reserve report.  Average prices, although not directly addressed in the economics discussion, are found in Attachment A, page one and are $104.76 per barrel of oil and $3.51 per Mcf of gas. Attachment A is contained herewith, and we will ensure that our third-party report provider adds additional disclosure on this point in future report letters.

For 2013, the additional disclosure would have read: “Lucas used benchmark prices of $97.24 per barrel based on the West Texas Intermediate Spot Price at Cushing, Oklahoma and $4.03 per MMBtu based on the Henry Hub Spot Price for its reserves estimates. The average prices used in this report for proved reserves, after appropriate adjustments, were $104.76 per barrel for oil and $3.51 per Mcf for natural gas.”

EXHIBIT 99.1
(SEE SEPARATE ATTACHMENT)
Attachments: Forrest A. Garb & Associates, Inc. report attachments A, F & G.

Lucas hereby acknowledges that:

•	Lucas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lucas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, you may contact Anthony C. Schnur at (713) 528-1881

Sincerely,

/s/ Anthony C. Schnur
Anthony C. Schnur
Chief Executive Officer and Acting Chief Financial Officer

FORREST A. GARB & ASSOCIATES, INC.

ATTACHMENT A

CATEGORY AND ONE-LINE SUMMARIES

Date:	6/6/2013	10:22:39AM	ECONOMIC SUMMARY PROJECTION		Proved Rsv Class
Partner:	Lucas Energy		Lucas 4-1-2013 Reserves Custom Selection
			Discount Rate: As of:	10.00 4/1/2013

Est. Cum Oil (Mbbl) :	2,385.09
Est. Cum Gas (MMcf) :	1,116.28
Est. Cum Water (Mbbl) :	1,070.63

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2013		134.33	36.25	73.26	18.84	104.74	5.24	7,772.15	0.00	569.67	494.52	41,078.79	-34,370.83	-32,520.53
2014		1,517.55	926.81	624.17	267.60	104.71	4.26	66,493.50	0.00	1,414.76	4,385.75	55,957.73	4,735.25	-29,327.09
2015		2,576.47	1,762.54	601.64	281.90	104.76	3.86	64,114.51	0.00	1,769.06	4,206.23	38,254.41	19,884.81	-13,365.86
2016		4,532.77	3,025.52	714.76	399.91	104.81	3.35	76,249.97	0.00	1,955.79	4,829.43	39,276.23	30,188.52	8,560.47
2017		3,824.92	2,544.77	603.84	345.59	104.76	3.29	64,393.83	0.00	2,085.17	4,139.36	2,786.23	55,383.07	45,576.78

2018		2,373.94	1,575.43	396.40	218.96	104.76	3.37	42,264.23	0.00	2,037.37	2,717.54	0.00	37,509.33	68,380.26
2019		1,747.98	1,157.41	301.82	163.47	104.76	3.41	32,176.08	0.00	2,032.30	2,070.04	0.00	28,073.75	83,885.87
2020		1,394.86	922.37	245.36	131.54	104.76	3.44	26,156.07	0.00	1,995.07	1,683.24	0.00	22,477.76	95,167.60
2021		1,156.06	763.63	205.05	109.38	104.76	3.45	21,857.65	0.00	1,987.11	1,406.69	0.00	18,463.85	103,590.18
2022		987.79	652.00	175.11	93.45	104.76	3.44	18,666.11	0.00	1,968.89	1,200.80	0.00	15,496.42	110,016.06

2023		860.93	567.76	151.83	81.21	104.76	3.43	16,184.09	0.00	1,966.06	1,040.55	0.00	13,177.48	114,983.51
2024		762.58	502.79	132.98	71.62	104.76	3.42	14,175.73	0.00	1,930.26	910.51	0.00	11,334.96	118,867.51
2025		678.20	447.00	116.76	63.33	104.76	3.40	12,446.71	0.00	1,908.38	798.64	0.00	9,739.69	121,901.16
2026		607.16	400.08	103.13	56.36	104.76	3.38	10,994.33	0.00	1,886.34	704.73	0.00	8,403.26	124,280.78
2027		542.78	358.33	90.37	50.21	104.76	3.36	9,635.75	0.00	1,787.44	616.45	0.00	7,231.87	126,142.67

Rem.		4,185.25	2,173.97	594.66	289.53	104.77	3.20	63,230.65	0.00	18,306.44	4,004.43	0.00	40,919.77	6,486.30
Total	38.9	27,883.57	17,816.67	5,131.15	2,642.89	104.76	3.51	546,811.37	0.00	45,600.10	35,208.91	177,353.40	288,648.96	132,628.97
Ult.		30,268.66	18,932.95
					Eco. Indicators

					Return on Investment (disc) :			1.877
					Return on Investment (undisc) :			2.628
					Years to Payout :			3.52	Present Worth Profile (M$)
					Internal Rate of Return (%) :			60.64	PW	5.00% :	190,316.48	PW	20.00% :	69,918.90
									PW	8.00% :	152,491.09	PW	30.00% :	37,937.55
									PW	10.00% :	132,628.97	PW	40.00% :	19,462.64
									PW	12.00% :	115,939.56	PW	50.00% :	7,946.56
									PW	15.00% :	95,453.45	PW	60.00% :	391.27

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-1

Date:	6/6/2013	10:22:39AM	ECONOMIC SUMMARY PROJECTION		Proved Rsv Class
Partner:	Lucas Energy		Lucas 4-1-2013 Reserves Custom Selection		Proved Producing Rsv Class & Category
			Discount Rate: As of:	10.00 4/1/2013

Est. Cum Oil (Mbbl) :	2,224.64
Est. Cum Gas (MMcf) :	922.02
Est. Cum Water (Mbbl) :	878.40

Year	Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)

2013	82.08	0.00	37.10	0.00	104.62	0.00	3,881.18	0.00	523.67	261.82	0.00	3,095.68	2,992.51
2014	82.23	0.00	36.70	0.00	104.59	0.00	3,838.11	0.00	569.40	258.29	0.00	3,010.41	5,671.30
2015	64.79	0.00	28.63	0.00	104.58	0.00	2,993.95	0.00	517.17	200.46	0.00	2,276.32	7,512.12
2016	53.42	0.00	23.20	0.00	104.56	0.00	2,426.21	0.00	473.28	161.33	0.00	1,791.60	8,828.89
2017	45.42	0.00	19.38	0.00	104.56	0.00	2,026.16	0.00	459.17	134.05	0.00	1,432.95	9,786.09

2018	38.47	0.00	16.13	0.00	104.55	0.00	1,686.31	0.00	407.75	110.90	0.00	1,167.66	10,495.13
2019	33.71	0.00	13.95	0.00	104.55	0.00	1,458.60	0.00	402.68	95.61	0.00	960.31	11,025.26
2020	29.42	0.00	11.89	0.00	104.54	0.00	1,242.97	0.00	365.45	81.08	0.00	796.44	11,424.93
2021	25.96	0.00	10.33	0.00	104.54	0.00	1,079.97	0.00	357.49	70.24	0.00	652.23	11,722.52
2022	22.83	0.00	8.88	0.00	104.54	0.00	928.24	0.00	339.28	60.11	0.00	528.85	11,941.84

2023	20.37	0.00	7.86	0.00	104.54	0.00	821.76	0.00	336.44	53.13	0.00	432.19	12,104.80
2024	17.83	0.00	6.68	0.00	104.53	0.00	697.88	0.00	300.65	44.84	0.00	352.38	12,225.60
2025	15.71	0.00	5.77	0.00	104.54	0.00	603.18	0.00	278.76	38.60	0.00	285.81	12,314.65
2026	13.85	0.00	4.99	0.00	104.53	0.00	521.40	0.00	256.72	33.22	0.00	231.47	12,380.23
2027	11.07	0.00	3.50	0.00	104.43	0.00	365.55	0.00	157.82	22.53	0.00	185.20	12,427.94

Rem.		65.90	0.00	16.26	0.00	104.81	0.00	1,704.31	0.00	812.75	109.73	0.00	781.83	138.38
Total	29.6	623.05	0.00	251.24	0.00	104.58	0.00	26,275.78	0.00	6,558.49	1,735.95	0.00	17,981.34	12,566.32
Ult.		2,847.69	922.02

Eco. Indicators
Return on Investment (disc):	0.000
Return on Investment (undisc) :	0.000
Years to Payout :	0.00	Present Worth Profile (M$)
Internal Rate of Return(%) :	0.00	PW	5.00%:	14,717.38	PW	20.00%:	9,909.88
		PW	8.00%:	13,331.82	PW	30.00%:	8,327.24
		PW	10.00%:	12,566.32	PW	40.00%:	7,271.04
		PW	12.00%:	11,899.03	PW	50.00%:	6,512.53
		PW	15.00%:	11,044.39	PW	60.00%:	5,939.21

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-2

6/6/2013	10:23:45 AM			Economic One-Liners

Project Name :	Lucas 4-1-2013 Reserves				As of Date:	4/1/2013
Ownership Group :	Lucas Energy

		Net Reserves		Net Revenue			Expense		Cash Flow
Lease Name Risked / UnRisked	Reserve Category	Oil (Mbbl)	Gas (MMcf)	Oil (M$)	Gas (M$)	Other (M$)	& Tax (M$)	Invest. (M$)	Non-Disc. (M$)	Disc. 10% (M$)	Life (years)

Proved Producing Rsv Class & Category	Total	251.24	0.00	26,275.78	0.00	0.00	8,294.44	0.00	17,981.34	12,566.32	29.57

BARNETT, W.L. ET AL 1 - 3	P-DP	4.58	0.00	479.83	0.00	0.00	274.01	0.00	205.82	155.39	10.63
CONE-DUBOSE UNIT 1	P-DP	0.27	0.00	28.25	0.00	0.00	22.29	0.00	5.96	5.82	0.73
COPELAND KARNES 1H	P-DP	20.23	0.00	2,111.80	0.00	0.00	579.59	0.00	1,532.21	1,190.48	11.33
GOREE 1 - 1	P-DP	0.25	0.00	26.25	0.00	0.00	19.62	0.00	6.63	6.49	0.71
GRIFFIN 1	P-DP	0.04	0.00	4.27	0.00	0.00	4.11	0.00	0.16	0.16	0.10
GRIFFIN OIL UNIT 2	P-DP	26.17	0.00	2,744.47	0.00	0.00	901.13	0.00	1,843.34	1,203.37	19.07
GRIFFIN-RUDDOCK 1	P-DP	0.63	0.00	66.33	0.00	0.00	47.89	0.00	18.45	17.96	0.88
HAGEN 4H	P-DP	1.46	0.00	153.29	0.00	0.00	60.19	0.00	93.10	84.10	5.01
HAGEN EF (1H & 2H)	P-DP	25.87	0.00	2,712.64	0.00	0.00	544.64	0.00	2,168.01	1,295.59	29.57
HAGEN RANCH 3A-H	P-DP	1.39	0.00	145.70	0.00	0.00	101.94	0.00	43.76	38.48	4.48
HAGEN RANCH UNIT (1H & 2H)	P-DP	49.12	0.00	5,150.85	0.00	0.00	1,115.70	0.00	4,035.15	2,537.75	27.24
JIM DAVIS UNIT 1	P-DP	0.43	0.00	45.31	0.00	0.00	39.87	0.00	5.43	5.22	1.24
KUNTSCHIK 1H	P-DP	29.81	0.00	3,067.87	0.00	0.00	1,237.44	0.00	1,830.42	1,314.56	15.41
LESTER, J.B. 1	P-DP	0.54	0.00	56.84	0.00	0.00	53.53	0.00	3.31	3.07	2.26
MERIT-RVS OIL UNIT 1	P-DP	1.50	0.00	157.52	0.00	0.00	113.90	0.00	43.62	39.94	3.00
MILTON HINES 1A-H	P-DP	5.65	0.00	592.36	0.00	0.00	300.52	0.00	291.84	250.72	6.72
PERKINS OIL UNIT 1	P-DP	2.03	0.00	213.16	0.00	0.00	162.38	0.00	50.79	44.43	4.80
R.V.S. OIL UNIT 1	P-DP	64.69	0.00	6,783.63	0.00	0.00	2,074.45	0.00	4,709.18	3,685.17	13.57
RAINEY UNIT 1H	P-DP	0.66	0.00	68.98	0.00	0.00	36.81	0.00	32.17	30.38	2.23
RAUSCHHUBER UNIT (1 - 6)	P-DP	6.71	0.00	703.31	0.00	0.00	199.45	0.00	503.86	251.50	24.93
RAUSCHHUBER, EMORY UNIT (2 & 3)	P-DP	2.77	0.00	290.15	0.00	0.00	105.60	0.00	184.54	113.03	14.17
TEAM BANK 1H	P-DP	5.62	0.00	586.19	0.00	0.00	262.67	0.00	323.52	244.14	8.46
ZAVADIL, LOUIS AC 2ST	P-DP	0.83	0.00	86.78	0.00	0.00	36.72	0.00	50.06	48.56	1.26

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-3

Date:	6/6/2013	10:22:39AM	ECONOMIC SUMMARY PROJECTION		Proved Rsv Class
Partner:	Lucas Energy		Lucas 4-1-2013 Reserves Custom Selection		Proved Undeveloped Rsv Class & Category
			Discount Rate: As of:	10.00 4/1/2013

Est. Cum Oil (Mbbl) :	160.45
Est. Cum Gas (MMcf) :	194.26
Est. Cum Water (Mbbl) :	192.23

Year	Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)

2013	52.25	36.25	36.16	18.84	104.86	5.24	3,890.97	0.00	46.00	232.70	41,078.79	-37,466.51	-35,513.04
2014	1,435.32	926.81	587.47	267.60	104.71	4.26	62,655.39	0.00	845.36	4,127.46	55,957.73	1,724.84	-34,998.39
2015	2,511.68	1,762.54	573.01	281.90	104.77	3.86	61,120.56	0.00	1,251.88	4,005.78	38,254.41	17,608.49	-20,877.98
2016	4,479.36	3,025.52	691.56	399.91	104.81	3.35	73,823.76	0.00	1,482.51	4,668.10	39,276.23	28,396.92	-268.41
2017	3,779.50	2,544.77	584.46	345.59	104.77	3.29	62,367.66	0.00	1,626.00	4,005.31	2,786.23	53,950.12	35,790.69

2018	2,335.47	1,575.43	380.27	218.96	104.77	3.37	40,577.92	0.00	1,629.62	2,606.64	0.00	36,341.67	57,885.12
2019	1,714.27	1,157.41	287.86	163.47	104.77	3.41	30,717.48	0.00	1,629.62	1,974.42	0.00	27,113.44	72,860.60
2020	1,365.44	922.37	233.47	131.54	104.77	3.44	24,913.10	0.00	1,629.62	1,602.16	0.00	21,681.32	83,742.67
2021	1,130.10	763.63	194.72	109.38	104.77	3.45	20,777.68	0.00	1,629.62	1,336.45	0.00	17,811.62	91,867.66
2022	964.96	652.00	166.23	93.45	104.77	3.44	17,737.87	0.00	1,629.62	1,140.69	0.00	14,967.57	98,074.22

2023	840.55	567.76	143.97	81.21	104.77	3.43	15,362.33	0.00	1,629.62	987.42	0.00	12,745.29	102,878.70
2024	744.74	502.79	126.30	71.62	104.77	3.42	13,477.86	0.00	1,629.62	865.66	0.00	10,982.58	106,641.92
2025	662.49	447.00	110.99	63.33	104.77	3.40	11,843.53	0.00	1,629.62	760.03	0.00	9,453.88	109,586.51
2026	593.31	400.08	98.14	56.36	104.77	3.38	10,472.93	0.00	1,629.62	671.52	0.00	8,171.80	111,900.55
2027	531.71	358.33	86.87	50.21	104.77	3.36	9,270.21	0.00	1,629.62	593.91	0.00	7,046.68	113,714.74

Rem.		4,119.34	2,173.97	578.40	289.53	104.77	3.20	61,526.34	0.00	17,493.69	3,894.70	0.00	40,137.95	6,347.91
Total	38.9	27,260.52	17,816.67	4,879.90	2,642.89	104.77	3.51	520,535.59	0.00	39,041.61	33,472.96	177,353.40	270,667.63	120,062.65
Ult.		27,420.97	18,010.93

Eco. Indicators
Return on Investment (disc) :	1.794
Return on Investment (undisc) :	2.526
Years to Payout :	3.65	Present Worth Profile (M$)
Internal Rate of Return (%) :	51.74	PW	5.00% :	175,599.10	PW	20.00% :	60,009.02
		PW	8.00% :	139,159.26	PW	30.00% :	29,610.31
		PW	10.00% :	120,062.65	PW	40.00% :	12,191.60
		PW	12.00% :	104,040.53	PW	50.00% :	1,434.03
		PW	15.00% :	84,409.06	PW	60.00% :	-5,547.94

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-4

6/6/2013	10:24:22 AM			Economic One-Liners

Project Name :	Lucas 4-1-2013 Reserves				As of Date:	4/1/2013
Ownership Group :	Lucas Energy

		Net Reserves		Net Revenue			Expense		Cash Flow
Lease Name Risked / UnRisked	Reserve Category	Oil (Mbbl)	Gas (MMcf)	Oil (M$)	Gas (M$)	Other (M$)	& Tax (M$)	Invest. (M$)	Non-Disc. (M$)	Disc. 10% (M$)	Life (years)

Proved Undeveloped Rsv Class & Category	Total	4,879.90	2,642.89	511,264.25	9,271.34	0.00	72,514.57	177,353.40	270,667.63	120,062.65	38.89

BARNETT AC 5H - NEW	P-UD	70.61	0.00	7,404.76	0.00	0.00	1,221.69	3,500.00	2,683.07	1,115.62	19.92
BARNETT AC 6H - NEW	P-UD	70.61	0.00	7,404.76	0.00	0.00	1,221.31	3,500.00	2,683.45	1,064.31	20.42
BARNETT EF 2H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.82	1,140.00	2,100.84	878.44	36.72
BARNETT EF 4H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.80	1,140.00	2,100.85	864.56	36.89
BARNETT EF 6H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.81	1,140.00	2,100.84	850.68	37.06
BARNETT EF 8H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.78	1,140.00	2,100.88	997.49	35.39
BARNETT EF 10H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.78	1,140.00	2,100.88	830.96	37.31
BARNETT EF 12H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.76	1,140.00	2,100.89	817.83	37.47
BARNETT EF 14H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.84	1,140.00	2,100.81	804.70	37.64
CONE-DUBOSE AC 1H	P-UD	50.67	0.00	5,313.61	0.00	0.00	768.17	2,000.00	2,545.43	1,390.32	18.49
COPELAND-KARNES-GRIFFIN EF 2H	P-UD	181.61	116.63	18,954.03	344.61	0.00	2,501.69	5,937.97	10,858.98	5,351.80	34.93
COPELAND-KARNES-GRIFFIN EF 4H	P-UD	181.61	116.63	18,954.03	344.61	0.00	2,501.48	5,937.97	10,859.19	5,270.17	35.09
ESCHENBURG AC 1H	P-UD	52.79	0.00	5,509.20	0.00	0.00	1,023.69	2,000.00	2,485.51	1,328.81	18.58
ESCHENBURG AC 7H - NEW	P-UD	70.60	0.00	7,368.68	0.00	0.00	1,217.86	3,500.00	2,650.82	1,059.52	20.22
FORREST 1 - 1	P-UD	34.35	103.04	3,601.69	539.82	0.00	709.97	1,250.00	2,181.54	1,288.67	19.65
G.G. GRIFFIN AC 1H - NEW	P-UD	70.72	0.00	7,416.05	0.00	0.00	891.91	3,500.00	3,024.13	1,341.38	20.30
G.G. GRIFFIN EF 2H	P-UD	33.46	21.48	3,508.68	63.48	0.00	305.32	1,140.00	2,126.84	804.51	37.88
G.G. GRIFFIN EF 4H	P-UD	33.46	21.48	3,508.68	63.48	0.00	305.25	1,140.00	2,126.91	1,005.35	35.54
G.G. GRIFFIN EF 6H	P-UD	33.46	21.48	3,508.68	63.48	0.00	305.32	1,140.00	2,126.84	785.42	38.13
GATLIN AC 1H - NEW	P-UD	82.93	0.00	8,695.85	0.00	0.00	1,347.66	3,500.00	3,848.20	1,818.61	21.46
GATLIN-RAINEY EF 1H - DUAL	P-UD	38.02	24.44	3,987.13	72.20	0.00	533.50	1,170.00	2,355.83	900.96	37.54
GATLIN-RAINEY EF 2H	P-UD	38.11	24.44	3,996.32	72.20	0.00	511.73	1,140.00	2,416.79	1,160.14	36.47
GATLIN-RAINEY EF 3H	P-UD	38.11	24.44	3,996.32	72.20	0.00	511.80	1,140.00	2,416.72	921.14	38.89
GATLIN-RAINEY EF 4H - DUAL	P-UD	38.02	24.44	3,987.13	72.20	0.00	533.54	1,170.00	2,355.79	887.21	37.70
GOREE 1	P-UD	77.80	233.40	8,158.43	1,222.79	0.00	1,532.83	2,500.00	5,348.39	3,234.80	20.47
GRIFFIN-GRIFFIN-RUDDOCK EF 1H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.59	1,140.00	2,274.09	986.25	37.01
GRIFFIN-GRIFFIN-RUDDOCK EF 2H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.59	1,140.00	2,274.08	978.30	37.10
GRIFFIN-GRIFFIN-RUDDOCK EF 3H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.61	1,140.00	2,274.07	1,119.90	35.68
GRIFFIN-GRIFFIN-RUDDOCK EF 4H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.58	1,140.00	2,274.10	970.67	37.18
GRIFFIN-GRIFFIN-RUDDOCK EF 5H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.59	1,140.00	2,274.08	1,111.17	35.76
GRIFFIN-GRIFFIN-RUDDOCK EF 6H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.58	1,140.00	2,274.09	994.26	36.93
GRIFFIN-GRIFFIN-RUDDOCK EF 7H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.59	1,140.00	2,274.08	1,002.08	36.85

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-5

6/6/2013	10:24:22 AM			Economic One-Liners

Project Name :	Lucas 4-1-2013 Reserves				As of Date:	4/1/2013
Ownership Group :	Lucas Energy

		Net Reserves		Net Revenue			Expense		Cash Flow
Lease Name Risked / UnRisked	Reserve Category	Oil (Mbbl)	Gas (MMcf)	Oil (M$)	Gas (M$)	Other (M$)	& Tax (M$)	Invest. (M$)	Non-Disc. (M$)	Disc. 10% (M$)	Life (years)

GRIFFIN-GRIFFIN-RUDDOCK EF 8H - DUAL	P-UD	34.78	22.39	3,647.30	66.16	0.00	502.80	1,170.00	2,040.66	881.82	35.04
GRIFFIN-RUDDOCK AC 1-H A	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.82	2,000.00	2,509.61	1,376.98	18.36
HAGEN EF 3H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.80	1,140.00	2,100.85	864.56	36.89
HAGEN EF 4H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.81	1,140.00	2,100.84	857.60	36.97
HAGEN EF 5H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.81	1,140.00	2,100.84	850.68	37.06
HAGEN EF 6H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.78	1,140.00	2,100.87	844.29	37.14
HAGEN EF 7H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.79	1,140.00	2,100.86	837.49	37.22
HAGEN EF 8H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.78	1,140.00	2,100.88	830.96	37.31
HAGEN EF 9H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.78	1,140.00	2,100.88	824.26	37.39
HAGEN EF 10H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.77	1,140.00	2,100.88	815.93	37.50
HAGEN EF 11H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.77	1,140.00	2,100.88	921.43	36.22
HAGEN EF 12H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.76	1,140.00	2,100.89	914.24	36.30
HAGEN EF 13H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.76	1,140.00	2,100.89	906.87	36.39
HAGEN RANCH AC 3H	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.89	2,000.00	2,509.55	1,271.99	19.20
HAGEN RANCH AC 5H - NEW	P-UD	70.61	0.00	7,404.76	0.00	0.00	1,221.27	3,500.00	2,683.49	1,047.49	20.58
HAGEN RANCH AC 6H - NEW	P-UD	70.61	0.00	7,404.76	0.00	0.00	1,221.74	3,500.00	2,683.02	1,038.96	20.67
HAGEN-CONE-DUBOSE EF 1H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.75	1,140.00	2,100.90	899.79	36.47
HAGEN-CONE-DUBOSE EF 2H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.75	1,140.00	2,100.90	892.54	36.56
HAGEN-CONE-DUBOSE EF 3H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.82	1,140.00	2,100.83	885.35	36.64
HAGEN-CONE-DUBOSE EF 4H	P-UD	34.87	22.39	3,656.49	66.16	0.00	481.82	1,140.00	2,100.84	878.44	36.72
HAGEN-CONE-DUBOSE EF 5H - DUAL	P-UD	34.78	22.39	3,647.30	66.16	0.00	502.79	1,170.00	2,040.67	840.47	35.54
HINDMAN-LESTER EF 1H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.59	1,140.00	2,274.09	962.85	37.26
HINDMAN-LESTER EF 3H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.57	1,140.00	2,274.11	947.63	37.43
HINDMAN-LESTER EF 5H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.55	1,140.00	2,274.13	932.93	37.60
HINDMAN-LESTER EF 7H	P-UD	34.90	22.39	3,659.52	66.16	0.00	311.61	1,140.00	2,274.07	918.20	37.76
HINES-RAINEY EF 1H - DUAL	P-UD	34.48	22.20	3,616.13	65.61	0.00	499.96	1,170.00	2,011.77	768.24	36.21
HINES-RAINEY EF 2H	P-UD	34.57	22.20	3,625.32	65.61	0.00	479.01	1,140.00	2,071.92	790.58	37.56
HINES-RAINEY EF 3H	P-UD	34.57	22.20	3,625.32	65.61	0.00	479.06	1,140.00	2,071.86	784.41	37.65
HINES-RAINEY EF 4H	P-UD	34.57	22.20	3,625.32	65.61	0.00	479.07	1,140.00	2,071.85	778.09	37.73
HINES-RAINEY EF 5H	P-UD	34.57	22.20	3,625.32	65.61	0.00	479.06	1,140.00	2,071.87	772.02	37.81
JIM DAVIS AC 1H	P-UD	55.23	0.00	5,791.55	0.00	0.00	798.65	2,000.00	2,992.90	1,750.73	18.66
JIM DAVIS EF 1H - DUAL	P-UD	36.28	23.33	3,804.17	68.95	0.00	517.07	1,170.00	2,186.05	1,083.59	34.18
KUNTSCHIK AC 2H	P-UD	52.75	0.00	5,429.96	0.00	0.00	1,015.33	2,000.00	2,414.63	1,251.25	18.75
KUNTSCHIK EF 2H	P-UD	30.16	19.37	3,103.88	57.24	0.00	411.66	986.23	1,763.23	648.74	37.80

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-6

6/6/2013	10:24:22 AM			Economic One-Liners

Project Name :	Lucas 4-1-2013 Reserves				As of Date:	4/1/2013
Ownership Group :	Lucas Energy

		Net Reserves		Net Revenue			Expense		Cash Flow
Lease Name Risked / UnRisked	Reserve Category	Oil (Mbbl)	Gas (MMcf)	Oil (M$)	Gas (M$)	Other (M$)	& Tax (M$)	Invest. (M$)	Non-Disc. (M$)	Disc. 10% (M$)	Life (years)

KUNTSCHIK EF 4H	P-UD	30.16	19.37	3,103.88	57.24	0.00	411.62	986.23	1,763.26	633.70	38.05
LESTER UNIT AC 1H	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.82	2,000.00	2,509.61	1,388.20	18.28
MADISON BUDA-ROSE 2	P-UD	35.30	112.95	3,701.21	591.72	0.00	726.44	1,750.00	1,816.49	839.65	20.52
MADISON BUDA-ROSE 4	P-UD	13.76	44.03	1,442.95	230.69	0.00	273.82	624.27	775.54	376.38	21.22
MADISON BUDA-ROSE 6	P-UD	10.00	31.99	1,048.29	167.59	0.00	199.84	459.11	556.93	263.98	21.31
MADISON BUDA-ROSE 8	P-UD	10.00	31.99	1,048.29	167.59	0.00	199.83	459.11	556.94	259.81	21.48
MERIT-RVS AC 1H	P-UD	52.05	0.00	5,458.46	0.00	0.00	1,018.47	2,000.00	2,439.99	1,372.16	17.95
PERKINS AC 2H - NEW	P-UD	67.54	0.00	7,081.99	0.00	0.00	1,189.05	3,500.00	2,392.95	878.97	20.07
PERKINS EF 1H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.75	1,140.00	1,954.97	794.28	36.40
PERKINS EF 2H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.74	1,140.00	1,954.98	788.09	36.48
PERKINS EF 3H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.77	1,140.00	1,954.95	894.89	35.15
PERKINS EF 4H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.74	1,140.00	1,954.98	781.73	36.56
PERKINS EF 5H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.81	1,140.00	1,954.91	775.43	36.65
PERKINS EF 6H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.79	690.00	2,404.93	1,118.52	36.73
PERKINS OIL UNIT AC 1H	P-UD	50.47	0.00	5,292.56	0.00	0.00	1,000.16	2,000.00	2,292.41	1,161.53	18.68
ROZELLA KIFER EF 1H - DUAL - 1	P-UD	34.30	22.09	3,597.02	65.27	0.00	498.22	1,170.00	1,994.07	835.63	35.16
RUDDOCK AC 1H - NEW	P-UD	70.61	0.00	7,404.76	0.00	0.00	1,221.65	3,500.00	2,683.11	1,097.99	20.09
RVS AC 1H	P-UD	50.56	0.00	5,302.32	0.00	0.00	1,001.11	2,000.00	2,301.21	1,130.61	19.02
RVS AC 2H	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.59	2,000.00	2,509.85	1,356.12	18.52
RVS AC 3H	P-UD	50.56	0.00	5,302.32	0.00	0.00	1,001.24	2,000.00	2,301.08	1,157.76	18.77
RVS EF 1H	P-UD	33.40	21.45	3,502.40	63.37	0.00	305.01	1,140.00	2,120.75	847.62	37.27
RVS EF 2H	P-UD	33.40	21.45	3,502.40	63.37	0.00	305.00	1,140.00	2,120.77	841.00	37.36
RVS EF 3H - DUAL	P-UD	33.32	21.45	3,493.64	63.37	0.00	326.51	1,170.00	2,060.50	805.00	36.17
RVS-MERIT-RVS EF 1H	P-UD	30.66	19.69	3,215.05	58.19	0.00	425.54	1,016.34	1,831.35	798.23	36.09
RVS-MERIT-RVS EF 2H	P-UD	30.66	19.69	3,215.05	58.19	0.00	425.52	1,016.34	1,831.37	792.00	36.18
RVS-MERIT-RVS EF 3H	P-UD	30.66	19.69	3,215.05	58.19	0.00	425.53	1,016.34	1,831.36	785.62	36.26
RVS-MERIT-RVS EF 4H	P-UD	30.66	19.69	3,215.05	58.19	0.00	425.52	1,016.34	1,831.38	779.49	36.34
RVS-MERIT-RVS EF 5H	P-UD	30.66	19.69	3,215.05	58.19	0.00	425.52	1,016.34	1,831.37	773.21	36.43
RVS-MERIT-RVS EF 6H - DUAL	P-UD	30.58	19.69	3,206.86	58.19	0.00	444.16	1,043.09	1,777.79	866.03	33.58
RVS-MERIT-RVS EF 7H	P-UD	30.66	19.69	3,215.05	58.19	0.00	425.52	1,016.34	1,831.37	766.98	36.51
RVS-MERIT-RVS EF 8H	P-UD	30.66	19.69	3,215.05	58.19	0.00	425.51	1,016.34	1,831.38	760.99	36.59
STOELTJE AC 1H	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.96	2,000.00	2,509.48	1,334.62	18.69
UPTON RUDDOCK EF 1H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.77	1,140.00	1,954.95	745.49	37.06
UPTON RUDDOCK EF 2H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.77	1,140.00	1,954.95	739.48	37.15

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-7

6/6/2013	10:24:22 AM			Economic One-Liners

Project Name :	Lucas 4-1-2013 Reserves				As of Date:	4/1/2013
Ownership Group :	Lucas Energy

		Net Reserves		Net Revenue			Expense		Cash Flow
Lease Name Risked / UnRisked	Reserve Category	Oil (Mbbl)	Gas (MMcf)	Oil (M$)	Gas (M$)	Other (M$)	& Tax (M$)	Invest. (M$)	Non-Disc. (M$)	Disc. 10% (M$)	Life (years)

UPTON RUDDOCK EF 3H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.79	1,140.00	1,954.93	931.35	34.73
UPTON RUDDOCK EF 4H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.78	1,140.00	1,954.94	733.52	37.23
UPTON RUDDOCK EF 5H	P-UD	33.37	21.45	3,499.35	63.37	0.00	467.77	1,140.00	1,954.96	727.80	37.31
UPTON-RUDDOCK AC 1H	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.89	2,000.00	2,509.55	1,399.08	18.20
WAKEFIELD 1 - 1	P-UD	27.57	82.71	2,890.99	433.30	0.00	552.23	925.00	1,847.06	1,097.38	20.30
WALL-WIATREK AC 1H - NEW	P-UD	70.61	0.00	7,404.76	0.00	0.00	1,221.65	3,500.00	2,683.11	1,089.12	20.17
WALL-WIATREK EF 2H	P-UD	116.23	74.64	12,188.31	220.53	0.00	1,606.13	3,800.00	7,002.71	2,682.35	37.64
WIATREK-STOELTJE EF 2H	P-UD	116.23	74.64	12,188.31	220.53	0.00	1,606.11	3,800.00	7,002.73	2,639.97	37.81
ZAVADIL AC 2H	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.96	2,000.00	2,509.48	1,323.84	18.78
ZAVADIL EF 1H - DUAL	P-UD	33.28	21.45	3,490.16	63.37	0.00	488.37	1,170.00	1,895.15	807.26	34.54
ZAVADIL, LOUIS AC 2ST	P-UD	52.80	0.00	5,536.44	0.00	0.00	1,026.87	2,000.00	2,509.57	1,282.35	19.11

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-8

Date:	6/6/2013	10:22:39AM	ECONOMIC SUMMARY PROJECTION		Probable Rsv Class
Partner:	Lucas Energy		Lucas 4-1-2013 Reserves Custom Selection
			Discount Rate: As of:	10.00 4/1/2013

Est. Cum Oil (Mbbl) :	5.75
Est. Cum Gas (MMcf) :	18.51
Est. Cum Water (Mbbl) :	96.65

Year	Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)

2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	720.00	-720.00	-675.23
2014	81.93	256.45	25.69	80.20	104.86	5.24	3,114.26	0.00	40.16	233.30	6,732.59	-3,891.79	-4,167.17
2015	369.10	581.20	138.80	197.36	104.55	4.49	15,397.36	0.00	150.66	1,111.21	18,116.88	-3,981.39	-7,712.77
2016	1,245.35	1,016.32	237.75	217.41	104.69	3.74	25,702.06	0.00	254.10	1,633.55	23,293.40	521.01	-7,558.52
2017	1,210.58	935.44	218.05	185.86	104.59	3.59	23,472.10	0.00	331.84	1,460.41	519.07	21,160.78	6,614.34

2018	696.02	562.47	130.48	118.00	104.60	3.72	14,086.90	0.00	332.29	889.47	0.00	12,865.14	14,438.64
2019	496.26	410.76	94.80	88.36	104.61	3.78	10,251.32	0.00	332.29	651.08	0.00	9,267.95	19,558.65
2020	388.29	326.16	75.00	71.17	104.61	3.82	8,117.38	0.00	332.29	517.30	0.00	7,267.78	23,206.80
2021	317.68	268.80	61.77	59.11	104.61	3.83	6,688.86	0.00	332.29	427.09	0.00	5,929.48	25,911.66
2022	269.12	227.88	52.53	50.26	104.62	3.83	5,687.83	0.00	332.29	363.49	0.00	4,992.05	27,981.63

2023	233.13	196.62	45.59	43.35	104.61	3.82	4,934.64	0.00	332.29	315.39	0.00	4,286.95	29,597.52
2024	205.87	172.36	40.28	37.89	104.61	3.80	4,357.24	0.00	332.29	278.38	0.00	3,746.56	30,881.12
2025	182.99	151.76	35.76	33.20	104.61	3.77	3,865.64	0.00	332.29	246.76	0.00	3,286.59	31,904.65
2026	164.02	134.64	31.98	29.28	104.61	3.74	3,455.19	0.00	332.29	220.31	0.00	2,902.59	32,726.46
2027	147.12	119.59	28.63	25.85	104.61	3.71	3,090.57	0.00	332.29	196.85	0.00	2,561.43	33,385.79

Rem.		1,161.94	690.68	220.97	140.83	104.60	3.45	23,598.75	0.00	5,750.37	1,483.23	0.00	16,365.15	2,538.20
Total	38.0	7,169.41	6,051.12	1,438.06	1,378.14	104.62	3.90	155,820.09	0.00	9,850.05	10,027.83	49,381.94	86,560.28	35,923.99
Ult.		7,175.15	6,069.63

Eco. Indicators
Return on Investment (disc) :	1.918
Return on Investment (undisc) :	2.753
Years to Payout :	4.07	Present Worth Profile (M$)
Internal Rate of Return (%) :	59.32	PW	5.00% :	54,030.91	PW	20.00% :	17,439.72
		PW	8.00% :	42,058.96	PW	30.00% :	8,758.31
		PW	10.00% :	35,923.99	PW	40.00% :	4,135.98
		PW	12.00% :	30,861.62	PW	50.00% :	1,493.19
		PW	15.00% :	24,779.14	PW	60.00% :	-83.97

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-9

Date:	6/6/2013	10:22:39AM	ECONOMIC SUMMARY PROJECTION		Probable Rsv Class
Partner:	Lucas Energy		Lucas 4-1-2013 Reserves Custom Selection		Probable Undeveloped Rsv Class & Category
			Discount Rate: As of:	10.00 4/1/2013

Est. Cum Oil (Mbbl) :	5.75
Est. Cum Gas (MMcf) :	18.51
Est. Cum Water (Mbbl) :	96.65

Year	Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)

2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	720.00	-720.00	-675.23
2014	81.93	256.45	25.69	80.20	104.86	5.24	3,114.26	0.00	40.16	233.30	6,732.59	-3,891.79	-4,167.17
2015	369.10	581.20	138.80	197.36	104.55	4.49	15,397.36	0.00	150.66	1,111.21	18,116.88	-3,981.39	-7,712.77
2016	1,245.35	1,016.32	237.75	217.41	104.69	3.74	25,702.06	0.00	254.10	1,633.55	23,293.40	521.01	-7,558.52
2017	1,210.58	935.44	218.05	185.86	104.59	3.59	23,472.10	0.00	331.84	1,460.41	519.07	21,160.78	6,614.34

2018	696.02	562.47	130.48	118.00	104.60	3.72	14,086.90	0.00	332.29	889.47	0.00	12,865.14	14,438.64
2019	496.26	410.76	94.80	88.36	104.61	3.78	10,251.32	0.00	332.29	651.08	0.00	9,267.95	19,558.65
2020	388.29	326.16	75.00	71.17	104.61	3.82	8,117.38	0.00	332.29	517.30	0.00	7,267.78	23,206.80
2021	317.68	268.80	61.77	59.11	104.61	3.83	6,688.86	0.00	332.29	427.09	0.00	5,929.48	25,911.66
2022	269.12	227.88	52.53	50.26	104.62	3.83	5,687.83	0.00	332.29	363.49	0.00	4,992.05	27,981.63

2023	233.13	196.62	45.59	43.35	104.61	3.82	4,934.64	0.00	332.29	315.39	0.00	4,286.95	29,597.52
2024	205.87	172.36	40.28	37.89	104.61	3.80	4,357.24	0.00	332.29	278.38	0.00	3,746.56	30,881.12
2025	182.99	151.76	35.76	33.20	104.61	3.77	3,865.64	0.00	332.29	246.76	0.00	3,286.59	31,904.65
2026	164.02	134.64	31.98	29.28	104.61	3.74	3,455.19	0.00	332.29	220.31	0.00	2,902.59	32,726.46
2027	147.12	119.59	28.63	25.85	104.61	3.71	3,090.57	0.00	332.29	196.85	0.00	2,561.43	33,385.79

Rem.		1,161.94	690.68	220.97	140.83	104.60	3.45	23,598.75	0.00	5,750.37	1,483.23	0.00	16,365.15	2,538.20
Total	38.0	7,169.41	6,051.12	1,438.06	1,378.14	104.62	3.90	155,820.09	0.00	9,850.05	10,027.83	49,381.94	86,560.28	35,923.99
Ult.		7,175.15	6,069.63

Eco. Indicators
Return on Investment (disc) :	1.918
Return on Investment (undisc) :	2.753
Years to Payout :	4.07	Present Worth Profile (M$)
Internal Rate of Return (%) :	59.32	PW	5.00% :	54,030.91	PW	20.00% :	17,439.72
		PW	8.00% :	42,058.96	PW	30.00% :	8,758.31
		PW	10.00% :	35,923.99	PW	40.00% :	4,135.98
		PW	12.00% :	30,861.62	PW	50.00% :	1,493.19
		PW	15.00% :	24,779.14	PW	60.00% :	-83.97

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-10

6/6/2013	10:24:48 AM			Economic One-Liners

Project Name :	Lucas 4-1-2013 Reserves				As of Date:	4/1/2013
Ownership Group :	Lucas Energy

		Net Reserves		Net Revenue			Expense		Cash Flow
Lease Name Risked / UnRisked	Reserve Category	Oil (Mbbl)	Gas (MMcf)	Oil (M$)	Gas (M$)	Other (M$)	& Tax (M$)	Invest. (M$)	Non-Disc. (M$)	Disc. 10% (M$)	Life (years)

Probable Undeveloped Rsv Class & Category	Total	1,438.06	1,378.14	150,444.87	5,375.22	0.00	19,877.88	49,381.94	86,560.28	35,923.99	38.04
BARNETT EF 1H - DUAL	PR-UD	34.78	22.39	3,647.30	66.16	0.00	502.80	1,170.00	2,040.66	853.96	35.37
BARNETT EF 3H	PR-UD	34.87	22.39	3,656.49	66.16	0.00	481.82	1,140.00	2,100.84	870.80	36.81
BARNETT EF 5H	PR-UD	34.87	22.39	3,656.49	66.16	0.00	481.81	1,140.00	2,100.84	857.60	36.97
BARNETT EF 7H	PR-UD	34.87	22.39	3,656.49	66.16	0.00	481.78	1,140.00	2,100.87	844.29	37.14
BARNETT EF 9H	PR-UD	34.87	22.39	3,656.49	66.16	0.00	481.79	1,140.00	2,100.86	837.49	37.22
BARNETT EF 11H	PR-UD	34.87	22.39	3,656.49	66.16	0.00	481.78	1,140.00	2,100.88	824.26	37.39
BARNETT EF 13H	PR-UD	34.87	22.39	3,656.49	66.16	0.00	481.77	1,140.00	2,100.88	811.24	37.56
COPELAND-KARNES-GRIFFIN EF 1H	PR-UD	181.61	116.63	18,954.03	344.61	0.00	2,501.39	5,937.97	10,859.28	4,752.78	36.18
COPELAND-KARNES-GRIFFIN EF 3H	PR-UD	181.61	116.63	18,954.03	344.61	0.00	2,501.35	5,937.97	10,859.32	4,715.70	36.26
ESCHENBURG EF 1H	PR-UD	117.82	75.64	12,296.46	223.51	0.00	1,615.56	3,800.00	7,104.41	2,776.39	37.56
G.G. GRIFFIN EF 1H	PR-UD	33.46	21.48	3,508.68	63.48	0.00	305.25	1,140.00	2,126.91	830.76	37.54
G.G. GRIFFIN EF 3H	PR-UD	33.46	21.48	3,508.68	63.48	0.00	305.31	1,140.00	2,126.85	798.23	37.96
G.G. GRIFFIN EF 5H	PR-UD	33.46	21.48	3,508.68	63.48	0.00	305.31	1,140.00	2,126.85	791.80	38.04
HINDMAN-LESTER EF 2H	PR-UD	34.90	22.39	3,659.52	66.16	0.00	311.57	1,140.00	2,274.11	955.33	37.35
HINDMAN-LESTER EF 4H	PR-UD	34.90	22.39	3,659.52	66.16	0.00	311.58	1,140.00	2,274.10	940.00	37.52
HINDMAN-LESTER EF 6H	PR-UD	34.90	22.39	3,659.52	66.16	0.00	311.63	1,140.00	2,274.05	925.42	37.68
HINDMAN-LESTER EF 8H - DUAL	PR-UD	34.81	22.39	3,650.76	66.16	0.00	333.41	1,170.00	2,213.51	881.56	36.58
KUNTSCHIK EF 1H	PR-UD	30.16	19.37	3,103.88	57.24	0.00	411.66	986.23	1,763.23	654.01	37.71
KUNTSCHIK EF 3H	PR-UD	30.16	19.37	3,103.88	57.24	0.00	411.66	986.23	1,763.23	643.51	37.88
MADISON BUDA-ROSE 1	PR-UD	35.30	112.95	3,701.21	591.72	0.00	726.48	1,750.00	1,816.45	846.24	20.44
MADISON BUDA-ROSE 3	PR-UD	35.30	112.95	3,701.21	591.72	0.00	726.45	1,750.00	1,816.48	832.87	20.61
MADISON BUDA-ROSE 5	PR-UD	10.00	31.99	1,048.29	167.59	0.00	199.84	459.11	556.94	266.13	21.23
MADISON BUDA-ROSE 7	PR-UD	10.00	31.99	1,048.29	167.59	0.00	199.83	459.11	556.95	261.92	21.40
MADISON BUDA-ROSE 9	PR-UD	56.26	180.02	5,899.31	943.14	0.00	1,122.44	2,570.32	3,149.70	1,462.26	21.60
NEALY 1 - 1	PR-UD	33.53	100.59	3,516.07	526.99	0.00	671.63	1,125.00	2,246.42	1,323.88	20.38
WALL-WIATREK EF 1H	PR-UD	116.23	74.64	12,188.31	220.53	0.00	1,605.89	3,800.00	7,002.95	2,704.14	37.56
WIATREK-STOELTJE EF 1H	PR-UD	116.23	74.64	12,188.31	220.53	0.00	1,606.11	3,800.00	7,002.73	2,661.42	37.72

FORREST A. GARB & ASSOCIATES, INC.
ATTACHMENT A-11

FORREST A. GARB & ASSOCIATES, INC.

  ATTACHMENT F
  GENERAL COMMENTS

FORREST A. GARB & ASSOCIATES, INC.

GENERAL COMMENTS

(1)   The reserve estimates presented in this report have been calculated using deterministic procedures. The reserves shown in this report are those estimated to be recoverable under the new guidelines of the Securities and Exchange Commission (SEC). The definitions for oil and gas reserves in accordance with SEC Regulation S-X are set forth in this report.

(2)   The estimated future net revenue shown in the cash flow projections is that revenue which should be realized from the sale of the estimated net reserves. Surface and well equipment salvage values have not been considered in the revenue projections. Future net revenue as stated in this report is before the deduction of federal income tax.

(3)   The discounted future net revenue is not represented to be the fair market value of these reserves. The estimated reserves included in the cash flow projections have not been adjusted for risk.

(4)   The reserves included in this study are estimates only and should not be construed as' exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

(5)   Extent and character of ownership, oil and gas prices, production data, direct operating costs, required capital expenditures, and other data furnished have been accepted as represented. No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this study.

(6)   If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such a person, with the approval of our client, is invited to visit our offices at his own expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.

(7)   Forrest A. Garb and Associates has used all methods and procedures it considers necessary to evaluate the reserves and future revenues included in the report.

(8)   Gas contract differences, including take or pay claims, are not considered in this report.

(9)   Gas sales imbalances have not been taken into account in the reserve estimates.

(10) Unless otherwise stated in the text, existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

(11) Any distribution of this report or any part thereof must include these general comments and the cover letter in their entirety.

(12) This report was prepared under the supervision of W.D. Harris III, Registered Professional Engineer No. 75222, State of Texas.

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FORREST A. GARB & ASSOCIATES, INC.

ATTACHMENT G
CONSULTING FIRM PROFILE

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972) 788-1110 Fax (972) 991-3160
E-Mail: forgarb@forgarb.com
Web Site: www.forgarb.com

We are pleased to present this profile of Forrest A. Garb & Associates, Inc. (FGA). FGA is an international petroleum engineering and geologic consulting firm staffed by experienced engineers and geologists. Collectively our staff has more than a century of world-wide experience. FGA has no outside ownership. And the firm has no direct or contingent participation in oil or gas ventures. There are no conflicts of interest or concerns about maintaining the confidentiality of our client’s data. The company is dedicated to providing the highest level of integrity, technology, and service.

FGA expertise includes:

•     Exploration and Prospect Evaluations
•     Reserve Estimation and Evaluation Studies
•     Fair Market Value Analyses
•     Economic and Market Analyses
•     Forensic Engineering and Expert Witness Testimony
•     Reservoir Engineering
•     Regional and Detailed Geological Studies
•     Numeric Simulation Studies
•     Special Computer Applications
•     Pressure Transient Test Design, Supervision, and Evaluation
•     Reservoir Characterization
•     Geostatistical Studies
•     Oil & Gas Production Environmental Studies
•     Minerals Evaluations
•     Petrophysical Analyses

OUR SENIOR STAFF

Mr. Forrest A. Garb, Founder, Chairman of the Board and Chief Engineer Emeritus, with more than 50 years of practical petroleum industry experience, was a staff member and then a principal of a major consulting firm for over 30 years, serving as president and chief operating officer of this firm for the last 14 of those years. During his tenure, he supervised or prepared over 12,500 assignments varying from simple evaluations to complex reservoir simulations. Using this experience as a base, he assembled the best work system offered to the oil and gas industry. The use of state of the art computers and office equipment, together with an experienced staff, ensures economic service to the client.

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FORREST A. GARB & ASSOCIATES, INC.

Mr. William D. Harris III, P.E., joined FGA in August 1998, and is now the Chief Executive Officer. Previously, he was a Vice President with DeGolyer and MacNaughton where he prepared and supervised engineering studies and reserve and appraisal reports for fields in many countries. Mr. Harris holds a B.S. in Petroleum Engineering from Texas A&M University and a M.B.A. from Southern Methodist University. He is a member of the Society of Petroleum Engineers and is a registered professional engineer in the state of Texas.

Mr. John Cooper, Senior Geologist, joined Forrest A. Garb & Associates, Inc. in 2007. Mr. Cooper received his Bachelor's degree in Geology from the University of Louisiana - Lafayette (formerly the University of Southwestern Louisiana) and holds an MBA from Tulane University. He was employed at Great Southern Oil and Gas, Innex Energy, and Hunt Petroleum in various geological and technical positions, and is experienced in log analysis, geological interpretations, and reserves evaluations using the latest technologies. Mr. Cooper is a member of the American Association of Petroleum Geologists, the Society of Economic Geophysicists, and the Dallas Geological & Geophysical Society.

Mr. Gerald K. Ebanks, Senior Geologist received his M.A. degree in geology from the University of Texas at Austin and has more than 35 years of experience in petroleum geology. He was employed with Mobil Oil Corporation, and subsequently with Ray Holifield and Associates, and PXI, Incorporated, in various geological positions. Mr. Ebanks is a member of the American Association of Petroleum Geologists, Dallas Geological Society, Houston Geological Society, and is a certified petroleum geologist.

Ms. Stacy M. Light, P.E., Senior Vice President Petroleum Engineering, joined Forrest A. Garb & Associates, Inc. in May 2010 as a reservoir engineer. Ms. Light previously worked for ARCO Oil and Gas as a reservoir/operations engineer and crude oil risk management director. She performed detailed production, reservoir and economic analyses for both onshore and offshore properties, and supervised engineers in the same capacity. She also performed risk management duties, trading crude oil futures and options on the New York Mercantile Exchange. Areas worked include onshore and offshore Gulf Coast and the mid-continent area. Ms. Light received a B.S. in Petroleum Engineering from Texas A&M University and is a registered professional engineer in the state of Texas and a member of the Society of Petroleum Engineers (SPE).

Mr. Claude M. (Mike) Rightmire, Senior Vice President Petroleum Engineering joined Forrest A. Garb & Associates, Inc. in December 2007, as a reservoir engineer. Mr. Rightmire previously worked for ARCO Alaska and ARCO Exploration & Production Technologies as a reservoir and operations engineer and most recently for Pinnacle Technologies as a senior engineer and project manager. His work experience includes over 25 years of operations and reservoir engineering assignments, reservoir engineering research and applications development work, and fracture stimulation engineering. Mr. Rightmire holds a B.S. in Petroleum Engineering from Texas A&M University, a B.S. in Biological Science from the University of Alaska Anchorage, and is a member of the Society of Petroleum Engineers (SPE).

Ms. Sandra W. Wall, Senior Vice President Petroleum Engineering, joined Forrest A. Garb & Associates, Inc. in August 2006. Ms. Wall previously worked for Texas Eastern Corp., Exploration and Production Division, and Transwestern Pipeline Company as a reservoir engineer and project manager. She performed detailed reservoir and economic analyses for both onshore and offshore properties, ran 3D computer simulation studies for massive hydraulic

ATTACHMENT G-2

FORREST A. GARB & ASSOCIATES, INC.

fracturing, water floods, and C02 floods, and coordinated the development of exploration projects. Areas worked include onshore and offshore Gulf Coast, Alaska North Slope, Rocky Mountains, offshore California, offshore Australia, Indonesia, and North Sea. Ms. Wall holds a B.S. in Petroleum Engineering from Texas A&M University, a M.B.A. from Houston Baptist University, and is a member of the Society of Petroleum Engineers (SPE).

THE COMPANY

Forrest A. Garb & Associates, Inc. (FGA) is a consulting firm comprised of professional petroleum engineers, geologists, and technical support personnel with diversified backgrounds in all phases of the petroleum and energy industries. The group prides itself in offering the highest level of ethics, state of the art technology, and prompt dedicated service to our clients.

FGA professionals have extensive experience in the world's important hydrocarbon producing areas, including North and South America, the Middle East, Australia, New Zealand, Indonesia, Turkey, North Africa, Russia, China, Thailand, Myanmar, West Africa, India, the North Sea, Alaska, and Mexico.

The firm offers a complete range of geological and engineering services - from screening exploration prospects and designing development drilling projects to estimating reserves, forecasting future production, and presenting economic analyses. Major financial institutions accept the validity of our studies, particularly in the areas of reserve estimation and appraisal. The fair market value analysis technique developed by FGA is being applied by some of industry’s largest players.

Major integrated and independent oil and gas companies have used our estimates of future production rates and available hydrocarbon resources to design facilities, and to establish contract terms.

FGA is a leader in the development and application of computers to the daily requirements of petroleum engineering. Mainframe programs, hand-held computer programs, and personal computer systems designed by Mr. Garb have been installed in many major integrated oil company offices around the world.

Associations with facilities design, seismic interpretation, petrology, and environmental firms, renowned in their own right, enable the FGA organization to offer a complete service to its clients under one master contract.

Because the company has no hydrocarbon production and because it has no outside ownership to dictate opinions, the determinations of the firm are independent. Its studies are without bias and are based on the best interpretation of all available data after processing with "state of the art" methods and equipment.

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FORREST A. GARB & ASSOCIATES, INC.

FGA restricts its activities exclusively to consultation; it does not accept contingent fees nor does its own operating interests in any oil, gas, or mineral properties. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies.

The entire FGA staff is dedicated to providing each client with a personalized and cost efficient approach to serve their individual needs.

ATTACHMENT G-4